EXHIBIT 11.      COMPUTATION OF EARNINGS PER SHARE

Years Ended

	September 30,
	2016	2015

Net income	$300,251	$1,492,139
Weighted average number of shares outstanding	5,243,107	5,243,107

Net income per common share	$0.06	$0.28